Filed by Abraxas Petroleum Corporation
                                                   (Commission File No. 0-19118)
                          Pursuant to Rule 425 Under the Securities Act of 1933,
                                                                     as amended,
                                        And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934,
                                                                     as amended.
                                    Subject Company:  Grey Wolf Exploration Inc
                                                       (no Commission File No.)
                                                             File No. 333-62934

This Company will be making this presentation at various energy conferences.

Slide Number 1:
Abraxas Petroleum Corporation
July 2001
The information presented herein may contain predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, competition, government regulation and the ability of the Company to meet its stated business goals.

Picture of Henson Gas Unit #2H in South Texas as background.

Slide Number 2:
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER. ABRAXAS PETROLEUM CORPORATION ("ABRAXAS") AND GREY WOLF EXPLORATION INC. ("GREY WOLF EXPLORATION") HAVE FILED THE PROXY STATEMENT/PROSPECTUS WITH THE SEC. Investors and security holders may obtain a fee copy of the proxy statement/prospectus (when available) and other documents filed by Abraxas and Grey Wolf Exploration with the SEC at the SEC's web site at www.sec.gov.

Abraxas, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Abraxas' shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the Registration Statement on Form S-4. Abraxas, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interest in the merger is contained in the Registration Statement on Form S-4.

Slide Number 3:
oAMEX: ABP
oMarket capitalization:  $119 mm
oEnterprise value:  $386 mm
oQ1 2001 average volume:
         206,500  shares per day

Graph reflecting the following data:
                         ABP               XNG                DJI
          3-Jan-00  1.063     100%    122.9    100%   11357.51     100%
          4-Jan-00  1.125     106%   121.07     99%   10997.93      97%
          5-Jan-00    1.5     141%    122.7    100%   11122.65      98%
          6-Jan-00    1.5     141%   129.19    105%   11253.26      99%
          7-Jan-00  1.375     129%   130.32    106%   11522.56     101%
         10-Jan-00   1.25     118%    127.8    104%    11572.2     102%
         11-Jan-00   1.25     118%   128.11    104%   11511.08     101%
         12-Jan-00   1.25     118%   128.22    104%    11551.1     102%
         13-Jan-00   1.25     118%    130.8    106%   11582.43     102%
         14-Jan-00   1.25     118%   133.09    108%   11722.98     103%
         18-Jan-00  1.438     135%   139.93    114%   11560.72     102%
         19-Jan-00  1.375     129%   139.87    114%   11489.36     101%
         20-Jan-00  1.313     124%   144.08    117%    11351.3     100%
         21-Jan-00  1.375     129%   146.23    119%   11251.71      99%
         24-Jan-00  1.406     132%   141.82    115%   11008.17      97%
         25-Jan-00  1.406     132%   140.65    114%   11029.89      97%
         26-Jan-00  1.344     126%      139    113%   11032.99      97%
         27-Jan-00  1.313     124%    135.3    110%   11028.02      97%
         28-Jan-00  1.313     124%   133.65    109%   10738.87      95%
         31-Jan-00  1.344     126%   136.45    111%   10940.53      96%
          1-Feb-00  1.375     129%   138.61    113%   11041.05      97%
          2-Feb-00  1.313     124%   137.02    111%    11003.2      97%
          3-Feb-00  1.375     129%    138.2    112%   11013.44      97%
          4-Feb-00  1.438     135%   135.44    110%    10963.8      97%
          7-Feb-00  1.406     132%   136.64    111%   10905.79      96%
          8-Feb-00  1.406     132%   135.36    110%    10957.6      96%
          9-Feb-00  1.406     132%   131.26    107%   10699.16      94%
         10-Feb-00    1.5     141%   135.05    110%   10643.63      94%
         11-Feb-00  1.406     132%   132.66    108%   10425.21      92%
         14-Feb-00  1.438     135%    135.2    110%   10519.84      93%
         15-Feb-00  1.313     124%   140.57    114%   10718.09      94%
         16-Feb-00  1.344     126%    140.4    114%   10561.41      93%
         17-Feb-00    1.5     141%   138.75    113%   10514.57      93%
         18-Feb-00    1.5     141%   133.26    108%   10219.52      90%
         22-Feb-00    1.5     141%   130.82    106%   10304.84      91%
         23-Feb-00  1.438     135%   127.01    103%   10225.73      90%
         24-Feb-00  1.375     129%   125.73    102%   10092.63      89%
         25-Feb-00  1.375     129%   123.79    101%    9862.12      87%
         28-Feb-00  1.375     129%    127.3    104%   10038.65      88%
         29-Feb-00  1.375     129%   133.32    108%   10128.31      89%
          1-Mar-00  1.438     135%   136.91    111%   10137.93      89%
          2-Mar-00  1.625     153%   141.52    115%   10164.92      89%
          3-Mar-00      2     188%   138.78    113%    10367.2      91%
          6-Mar-00   2.25     212%    139.9    114%    10170.5      90%
          7-Mar-00      3     282%   149.44    122%    9796.03      86%
          8-Mar-00  2.625     247%   149.26    121%    9856.53      87%
          9-Mar-00   2.25     212%   147.58    120%   10010.73      88%
         10-Mar-00  2.563     241%   147.27    120%    9928.82      87%
         13-Mar-00   2.25     212%   143.82    117%    9947.13      88%
         14-Mar-00  2.125     200%   143.54    117%    9811.24      86%
         15-Mar-00  2.375     223%   143.88    117%   10131.41      89%
         16-Mar-00   2.25     212%   148.88    121%    10630.6      94%
         17-Mar-00  2.188     206%   147.57    120%   10595.23      93%
         20-Mar-00  1.938     182%   145.77    119%   10680.24      94%
         21-Mar-00      2     188%   149.05    121%   10907.34      96%
         22-Mar-00      2     188%   150.36    122%    10866.7      96%
         23-Mar-00  1.938     182%   149.65    122%   11119.86      98%
         24-Mar-00  2.063     194%   150.05    122%   11112.72      98%
         27-Mar-00  2.031     191%   151.37    123%   11025.85      97%
         28-Mar-00      2     188%   151.38    123%   10936.11      96%
         29-Mar-00  2.031     191%   160.97    131%   11018.72      97%
         30-Mar-00  2.063     194%   167.15    136%   10980.25      97%
         31-Mar-00   2.25     212%   167.84    137%   10921.92      96%
          3-Apr-00   2.25     212%   169.25    138%   11221.93      99%
          4-Apr-00  2.438     229%   162.55    132%   11164.84      98%
          5-Apr-00  2.375     223%   161.48    131%   11033.92      97%
          6-Apr-00    2.1     198%   164.75    134%   11114.27      98%
          7-Apr-00  1.938     182%   164.97    134%   11111.48      98%
         10-Apr-00  1.875     176%   160.11    130%   11186.56      98%
         11-Apr-00  1.719     162%   161.15    131%   11287.08      99%
         12-Apr-00  1.625     153%   165.21    134%   11125.13      98%
         13-Apr-00  1.625     153%   166.04    135%   10923.55      96%
         14-Apr-00  1.688     159%   160.98    131%   10305.77      91%
         17-Apr-00  1.688     159%   157.89    128%   10582.51      93%
         18-Apr-00  1.688     159%    160.2    130%   10767.42      95%
         19-Apr-00  1.688     159%    163.9    133%   10674.96      94%
         20-Apr-00   1.75     165%   165.12    134%   10844.05      95%
         24-Apr-00  1.688     159%   166.76    136%    10906.1      96%
         25-Apr-00  1.688     159%   169.73    138%   11124.82      98%
         26-Apr-00  1.688     159%   168.06    137%    10945.5      96%
         27-Apr-00   1.75     165%   171.34    139%    10888.1      96%
         28-Apr-00  1.688     159%   171.74    140%   10733.91      95%
          1-May-00  1.688     159%   176.25    143%   10811.78      95%
          2-May-00  1.688     159%   177.54    144%   10731.12      94%
          3-May-00  1.688     159%   173.98    142%   10480.13      92%
          4-May-00  1.688     159%   180.97    147%   10412.49      92%
          5-May-00  1.688     159%   184.24    150%   10577.86      93%
          8-May-00  1.688     159%   186.43    152%   10603.63      93%
          9-May-00  1.656     156%   185.43    151%   10536.75      93%
         10-May-00  1.625     153%   186.58    152%   10367.78      91%
         11-May-00  1.625     153%   193.56    157%   10545.97      93%
         12-May-00  1.625     153%   195.31    159%   10609.37      93%
         15-May-00  1.656     156%   197.81    161%   10807.78      95%
         16-May-00    1.6     151%   193.13    157%   10934.57      96%
         17-May-00  1.531     144%   195.03    159%   10769.74      95%
         18-May-00  1.531     144%    194.4    158%   10777.28      95%
         19-May-00  1.625     153%    195.5    159%   10626.85      94%
         22-May-00  1.625     153%   196.04    160%   10542.55      93%
         23-May-00  1.563     147%   195.23    159%   10422.27      92%
         24-May-00  1.531     144%    192.1    156%   10535.35      93%
         25-May-00  1.375     129%   191.45    156%   10323.92      91%
         26-May-00  1.375     129%   194.72    158%   10299.24      91%
         30-May-00    1.5     141%   199.74    163%   10527.13      93%
         31-May-00    1.5     141%   206.07    168%   10522.33      93%
          1-Jun-00    1.5     141%   205.32    167%    10652.2      94%
          2-Jun-00    1.5     141%   196.98    160%   10794.76      95%
          5-Jun-00  1.406     132%   194.25    158%    10815.3      95%
          6-Jun-00  1.375     129%   199.18    162%   10735.57      95%
          7-Jun-00  1.375     129%   197.99    161%   10812.86      95%
          8-Jun-00  1.344     126%   198.93    162%   10668.72      94%
          9-Jun-00  1.375     129%   197.25    160%   10614.06      93%
         12-Jun-00  1.375     129%   201.08    164%   10564.21      93%
         13-Jun-00  1.469     138%   202.17    164%   10621.84      94%
         14-Jun-00  1.531     144%   201.01    164%   10687.95      94%
         15-Jun-00    1.5     141%   198.83    162%   10714.82      94%
         16-Jun-00    1.5     141%   203.42    166%    10449.3      92%
         19-Jun-00    1.5     141%   199.53    162%   10557.84      93%
         20-Jun-00  1.406     132%   198.21    161%   10435.16      92%
         21-Jun-00  1.469     138%   205.01    167%   10497.74      92%
         22-Jun-00  1.438     135%   201.36    164%   10376.12      91%
         23-Jun-00    1.5     141%    201.4    164%   10404.75      92%
         26-Jun-00  1.438     135%   199.46    162%   10542.99      93%
         27-Jun-00  1.469     138%   196.92    160%   10504.46      92%
         28-Jun-00  1.438     135%   198.31    161%   10527.79      93%
         29-Jun-00  1.438     135%   200.91    163%   10398.04      92%
         30-Jun-00    1.5     141%   196.25    160%   10447.89      92%
          3-Jul-00  1.531     144%    197.8    161%   10560.67      93%
          5-Jul-00    1.5     141%   184.68    150%    10483.6      92%
          6-Jul-00  1.406     132%   183.79    150%   10481.47      92%
          7-Jul-00  1.406     132%   186.71    152%   10635.98      94%
         10-Jul-00  1.406     132%   186.93    152%   10646.58      94%
         11-Jul-00  1.438     135%   195.03    159%   10727.19      94%
         12-Jul-00  1.469     138%   192.94    157%   10783.41      95%
         13-Jul-00  1.563     147%   189.93    155%   10788.71      95%
         14-Jul-00  2.313     218%   190.52    155%   10812.75      95%
         17-Jul-00  2.188     206%   188.84    154%   10804.27      95%
         18-Jul-00      2     188%   191.06    155%   10739.92      95%
         19-Jul-00      2     188%   189.83    154%   10696.08      94%
         20-Jul-00  2.031     191%    187.3    152%   10843.87      95%
         21-Jul-00  2.031     191%   183.92    150%   10733.56      95%
         24-Jul-00  1.875     176%   180.21    147%   10685.12      94%
         25-Jul-00  1.844     173%   178.26    145%   10699.97      94%
         26-Jul-00      2     188%    178.7    145%   10516.48      93%
         27-Jul-00      2     188%   184.37    150%   10586.13      93%
         28-Jul-00  2.094     197%   183.77    150%   10511.17      93%
         31-Jul-00  1.938     182%   182.84    149%   10521.98      93%
          1-Aug-00  1.875     176%   189.15    154%   10606.95      93%
          2-Aug-00  1.875     176%   192.45    157%   10687.53      94%
          3-Aug-00  1.719     162%   190.94    155%   10706.58      94%
          4-Aug-00   1.75     165%   192.94    157%   10767.75      95%
          7-Aug-00  2.188     206%   197.61    161%   10867.01      96%
          8-Aug-00  2.031     191%   197.04    160%   10976.89      97%
          9-Aug-00  2.313     218%    199.9    163%   10905.83      96%
         10-Aug-00    2.5     235%   201.67    164%   10908.76      96%
         11-Aug-00   2.75     259%    201.7    164%    11027.8      97%
         14-Aug-00  2.625     247%   208.47    170%   11176.14      98%
         15-Aug-00  2.688     253%   207.05    168%      11067      97%
         16-Aug-00  2.875     270%   210.64    171%   11008.39      97%
         17-Aug-00  2.813     265%   216.81    176%   11055.64      97%
         18-Aug-00      3     282%   213.28    174%   11046.48      97%
         21-Aug-00  2.875     270%    213.9    174%   11079.81      98%
         22-Aug-00  2.938     276%   216.07    176%   11139.15      98%
         23-Aug-00  2.813     265%   222.47    181%   11144.65      98%
         24-Aug-00   2.75     259%    217.3    177%   11182.74      98%
         25-Aug-00  2.938     276%   219.01    178%   11192.63      99%
         28-Aug-00  3.125     294%    220.5    179%   11252.84      99%
         29-Aug-00  3.063     288%   223.74    182%    11215.1      99%
         30-Aug-00    3.5     329%   220.84    180%   11103.01      98%
         31-Aug-00  3.625     341%   221.31    180%    11215.1      99%
          1-Sep-00      4     376%   225.43    183%   11238.78      99%
          5-Sep-00  3.625     341%   224.17    182%   11260.61      99%
          6-Sep-00  3.875     365%   229.59    187%   11310.64     100%
          7-Sep-00  3.688     347%   231.57    188%   11259.87      99%
          8-Sep-00  3.375     317%   229.28    187%   11220.65      99%
         11-Sep-00  3.188     300%   237.43    193%   11195.49      99%
         12-Sep-00  3.188     300%   235.73    192%   11233.23      99%
         13-Sep-00   3.25     306%   231.87    189%   11182.18      98%
         14-Sep-00  3.313     312%   231.64    188%   11087.47      98%
         15-Sep-00      4     376%   236.89    193%      10927      96%
         18-Sep-00      4     376%   233.97    190%   10808.52      95%
         19-Sep-00  3.875     365%   227.29    185%   10789.29      95%
         20-Sep-00  3.813     359%   226.99    185%   10687.92      94%
         21-Sep-00  3.563     335%   217.72    177%   10765.52      95%
         22-Sep-00   3.75     353%   216.04    176%   10847.37      96%
         25-Sep-00  3.625     341%   214.91    175%   10808.15      95%
         26-Sep-00   3.75     353%   221.29    180%   10631.32      94%
         27-Sep-00  3.688     347%   223.82    182%   10628.36      94%
         28-Sep-00  3.813     359%   222.43    181%   10824.06      95%
         29-Sep-00  3.875     365%   224.96    183%   10650.92      94%
          2-Oct-00  3.938     370%   227.37    185%   10700.13      94%
          3-Oct-00   3.75     353%   226.53    184%   10719.74      94%
          4-Oct-00   3.75     353%   221.48    180%   10784.48      95%
          5-Oct-00  3.625     341%   218.11    177%   10724.92      94%
          6-Oct-00    3.5     329%   218.18    178%   10596.54      93%
          9-Oct-00   3.75     353%    222.3    181%   10568.43      93%
         10-Oct-00  3.625     341%   230.89    188%    10524.4      93%
         11-Oct-00    3.5     329%   235.25    191%   10413.79      92%
         12-Oct-00  3.875     365%   238.95    194%   10034.58      88%
         13-Oct-00  3.688     347%    235.4    192%   10192.18      90%
         16-Oct-00  3.625     341%   232.93    190%    10238.8      90%
         17-Oct-00  3.625     341%   232.62    189%   10089.71      89%
         18-Oct-00  3.563     335%   230.12    187%    9975.02      88%
         19-Oct-00  3.313     312%   229.36    187%   10142.98      89%
         20-Oct-00    3.5     329%   233.88    190%   10226.59      90%
         23-Oct-00    3.5     329%    232.1    189%   10271.72      90%
         24-Oct-00  3.438     323%   223.97    182%   10393.07      92%
         25-Oct-00  3.438     323%   213.86    174%   10326.48      91%
         26-Oct-00  3.375     317%   216.61    176%   10380.12      91%
         27-Oct-00  3.313     312%   214.88    175%   10590.62      93%
         30-Oct-00  3.188     300%   216.68    176%   10835.77      95%
         31-Oct-00      3     282%   218.62    178%   10971.14      97%
          1-Nov-00  3.125     294%   225.12    183%   10899.47      96%
          2-Nov-00  3.375     317%   220.27    179%   10880.51      96%
          3-Nov-00   3.25     306%      216    176%   10817.95      95%
          6-Nov-00   3.25     306%   216.58    176%   10977.21      97%
          7-Nov-00  3.313     312%    218.3    178%   10952.18      96%
          8-Nov-00  3.438     323%   219.64    179%   10907.06      96%
          9-Nov-00    3.5     329%   217.63    177%   10834.25      95%
         10-Nov-00  3.438     323%   217.61    177%   10602.95      93%
         13-Nov-00  3.313     312%   213.85    174%   10517.25      93%
         14-Nov-00  3.438     323%   217.24    177%   10681.06      94%
         15-Nov-00  3.375     317%   226.27    184%    10707.6      94%
         16-Nov-00  3.438     323%   229.51    187%   10656.03      94%
         17-Nov-00  3.438     323%   230.04    187%   10629.87      94%
         20-Nov-00  3.438     323%   229.09    186%   10462.65      92%
         21-Nov-00  3.438     323%   233.57    190%    10494.5      92%
         22-Nov-00   3.25     306%   231.34    188%   10399.32      92%
         24-Nov-00  3.438     323%   234.25    191%   10470.23      92%
         27-Nov-00  3.438     323%   234.74    191%   10546.07      93%
         28-Nov-00  3.375     317%   232.78    189%   10507.58      93%
         29-Nov-00  3.125     294%   221.18    180%   10629.11      94%
         30-Nov-00  2.813     265%   210.72    171%   10414.49      92%
          1-Dec-00      3     282%   218.14    177%   10373.54      91%
          4-Dec-00  3.375     317%   223.27    182%    10560.1      93%
          5-Dec-00  3.375     317%   223.16    182%   10898.72      96%
          6-Dec-00    3.5     329%   226.03    184%   10664.38      94%
          7-Dec-00  3.313     312%   227.67    185%   10617.36      93%
          8-Dec-00  3.375     317%   230.52    188%   10712.91      94%
         11-Dec-00  3.625     341%   236.86    193%    10725.8      94%
         12-Dec-00  3.688     347%   236.84    193%   10768.27      95%
         13-Dec-00  3.625     341%   236.32    192%   10794.44      95%
         14-Dec-00  3.875     365%   229.44    187%   10674.99      94%
         15-Dec-00  3.875     365%   235.11    191%   10434.96      92%
         18-Dec-00  3.875     365%   243.13    198%   10645.42      94%
         19-Dec-00    4.5     423%   242.58    197%   10584.37      93%
         20-Dec-00  4.563     429%    237.8    193%   10318.93      91%
         21-Dec-00  4.375     412%   238.05    194%   10487.29      92%
         22-Dec-00  4.375     412%   242.73    198%   10635.56      94%
         26-Dec-00  4.438     417%   264.44    215%   10692.44      94%
         27-Dec-00  4.313     406%   265.49    216%   10803.16      95%
         28-Dec-00  4.375     412%   272.39    222%   10868.76      96%
         29-Dec-00  4.375     412%   264.93    216%   10786.85      95%
          2-Jan-01  4.063     382%   255.91    208%   10646.15      94%
          3-Jan-01  4.125     388%   244.76    199%   10945.75      96%
          4-Jan-01  4.125     388%   234.67    191%   10912.41      96%
          5-Jan-01  4.188     394%   240.79    196%   10662.01      94%
          8-Jan-01  4.063     382%   245.24    200%   10621.35      94%
          9-Jan-01   3.75     353%   240.55    196%   10572.55      93%
         10-Jan-01  3.688     347%   242.59    197%   10604.27      93%
         11-Jan-01   3.75     353%   241.59    197%   10609.55      93%
         12-Jan-01   3.75     353%   240.18    195%   10525.38      93%
         16-Jan-01  3.875     365%   242.91    198%   10652.66      94%
         17-Jan-01  3.813     359%   236.56    192%   10584.34      93%
         18-Jan-01  3.938     370%   228.62    186%   10678.28      94%
         19-Jan-01  3.813     359%      230    187%   10587.59      93%
         22-Jan-01  4.063     382%   233.39    190%   10578.24      93%
         23-Jan-01    4.5     423%   239.97    195%   10649.81      94%
         24-Jan-01   4.75     447%   240.03    195%   10646.97      94%
         25-Jan-01  4.938     465%   247.26    201%   10729.52      94%
         26-Jan-01      5     470%   242.21    197%   10659.98      94%
         29-Jan-01   5.08     478%   238.75    194%   10702.19      94%
         30-Jan-01   5.02     472%   235.41    192%    10881.2      96%
         31-Jan-01   4.93     464%   234.85    191%   10887.36      96%
          1-Feb-01    4.9     461%   231.61    188%   10983.63      97%
          2-Feb-01   4.83     454%   237.98    194%    10864.1      96%
          5-Feb-01   4.85     456%   242.54    197%   10965.85      97%
          6-Feb-01   4.75     447%    246.4    200%   10957.42      96%
          7-Feb-01    4.8     452%   250.22    204%   10946.72      96%
          8-Feb-01   4.89     460%   248.64    202%   10880.55      96%
          9-Feb-01   4.94     465%   252.96    206%   10781.45      95%
         12-Feb-01    4.9     461%   253.18    206%   10946.77      96%
         13-Feb-01   4.75     447%   256.73    209%   10903.32      96%
         14-Feb-01    4.8     452%   255.36    208%   10795.41      95%
         15-Feb-01   4.69     441%   250.12    204%   10891.02      96%
         16-Feb-01   4.93     464%   250.42    204%   10799.82      95%
         20-Feb-01   4.85     456%   249.94    203%   10730.88      94%
         21-Feb-01   4.87     458%   246.49    201%   10526.58      93%
         22-Feb-01   4.69     441%   244.03    199%   10526.81      93%
         23-Feb-01    4.7     442%   241.26    196%    10441.9      92%
         26-Feb-01   4.63     436%   242.11    197%   10642.53      94%
         27-Feb-01   4.63     436%    240.6    196%   10636.88      94%
         28-Feb-01   4.55     428%   238.23    194%   10495.28      92%
          1-Mar-01   4.55     428%   239.82    195%   10450.14      92%
          2-Mar-01    4.5     423%    245.1    199%   10466.31      92%
          5-Mar-01    4.5     423%   247.71    202%    10562.3      93%
          6-Mar-01    4.5     423%   249.18    203%   10591.22      93%
          7-Mar-01    4.9     461%   265.06    216%    10729.6      94%
          8-Mar-01   5.09     479%   268.36    218%   10858.25      96%
          9-Mar-01    5.1     480%   266.62    217%   10644.62      94%
         12-Mar-01   4.97     468%   253.29    206%   10208.25      90%
         13-Mar-01   5.03     473%   250.71    204%    10290.8      91%
         14-Mar-01   4.95     466%   248.07    202%    9973.46      88%
         15-Mar-01   5.15     484%   247.41    201%   10031.28      88%
         16-Mar-01   5.32     500%   245.01    199%    9823.41      86%
         19-Mar-01   5.25     494%   250.82    204%    9959.11      88%
         20-Mar-01   5.08     478%   251.96    205%    9720.76      86%
         21-Mar-01   4.87     458%   242.24    197%       9487      84%
         22-Mar-01   4.75     447%   232.21    189%    9389.48      83%
         23-Mar-01   4.83     454%   238.05    194%    9504.78      84%
         26-Mar-01   4.96     467%      240    195%    9687.53      85%
         27-Mar-01   4.91     462%   239.76    195%    9947.54      88%
         28-Mar-01   5.24     493%   236.32    192%    9785.35      86%
         29-Mar-01    5.1     480%   230.47    188%    9799.06      86%
Picture reflecting scene of Caroline, Alberta, Canada rig.

Slide Number 4
Strategy
oFocus
oNatural gas
oTechnology
oResults
Picture reflecting gas flare at Brooks Draw, Wyoming.

Slide Number 5
Focus
oExploitation
oGeography
oLarge projects
oHigh ownership interests
oHigh quality reserves with upside
oImpact exploration
Picture of elk standing in front of a rig in Brooks Draw, Wyoming.

Slide Number 6:
FOCUS
Exploitation Projects
(Map of the United States and Canada with Alberta, Texas, and Wyoming highlighted to show the areas of exploitation.)
Brooks Draw, Wyoming
--------------------
o 62,000 acres
o Ownership 100%

Montoya, Texas
--------------
o 26,000 acres
o Ownership:
o EOG JV 25%
o Other 100%

Caroline/Pouce Coupe, Alberta
------------------------------
o 77,000 acres
o Ownership 100% (includes gas   plants and gathering systems)

Edwards Trend, Texas
---------------------
o 11,000 acres
o Ownership 100%

Slide Number 7:
FOCUS
Impact Exploration
(Map of Canada with Alberta and Northwest Territories highlighted) Norman Wells, Northwest Territories
-----------------------------------
o 290,000 net acres
o Ownership 50-100%
o Farmout to large company for deep test
o Adjoins 4th largest oil field in Canada
o Significant, recent offset leasing activity

Ladyfern, British Columbia
---------------------------
o 11,000 net acres oOwnership 33-100%
o 53 sq mile 3D indicates locations on our blocks
o Ladyfern "quite possibly, on a gross basis in North America, is the largest thing we've ever found ... keep your eyes on B. C. and Northern Alberta." Apache 2/2/01
o Acreage adjoins successful Murphy/Apache block
o Each successful well could add $1/share to NAV and 15% to current production

Slide Number 8:
Natural Gas
o Demand
o Gas fired electric capacity growing 4 percent per year
o Supply
o North American supply increasing 1-2% per year at best
o Rigs and other services near capacity
o Storage crisis - withdrawal season end + 500 Bcf
o Strong price environment
ABRAXAS 78% NATURAL GAS
o Current gas production 51 MMcfpd
o 20 MMcfpd hedged @$2.75/Mcf

Slide Number 9:
Technology:
Mission Statement
------------------
Use horizontal drilling technology aided by 3D seismic, to exploit known hydrocarbon sources in heterogeneous reservoirs.

Advantages
-----------
o Attractive economics
o Optimal exploitation
o 3D seismic guidance
o Large acreage blocks
o Multiple replication
o Low dry hole risk

Slide Number 10:
Horizontal Exploitation Concept
Hand drawn picture showing the Devonian, Montoya, and Ellenburger formations in different colors. Each layer contains small vertical lines representing fractures in the earth. Porosity pods are represented by stippled ovals drawn in the layers. A vertical well is drawn through the layers to show that it missed all of the porosity pods and fractures. A horizontal well is drawn to represent the ability to penetrate numerous porosity pods and fractures throughout the formation thereby optimizing the well.

Slide Number 11:
Results of Exploitation Projects
Map of the United States and Canada with Alberta, Wyoming and Texas highlighted.

Brooks Draw (Horizontal)
------------------------
Since late 1999
o 6 wells drilled
o 4 wells on production
o 1 well completing
o 1 well mechanical failure
o April production 160 Bopd
o + 200 potential locations

Montoya (Horizontal)
---------------------
Since December 2000
EOG Joint Venture
o ABP 25%
o 2 well producing 17 MMcfpd
o 21 additional identified locations

Oates SW Field
----------------
o ABP 100%
o First well this year
o 9 identified locations

Caroline/Pouce Coupe, Alberta
-------------------------------
Since Mid 2000
o Drilled 10 wells
o 9 gas wells
o 1 temporarily abandoned
o 15.2 MMcfpd new production
o 2 wells drilling
o 51+ additional identified locations
o Continuing to upgrade infrastructure

Edwards (Horizontal)
---------------------
 Since late 1997
o 13 wells
o 12 wells on production
o 1 well non-commercial
o 9.7 MMcfpd April production
o 3 additional identified locations

Slide Number 12
Stock is Undervalued

(Millions except ratios)                  2000          1H '01E2          2001E2          2002E2
                                          ------------------------------------------------------
Production (BCFE)                          25.7               12           24                  30
CAPEX                                     $64.9              $29          $49                 $40
EBITDA                                    $50.2              $36          $72                 $66
Cash Flow                                 $20.7              $20          $41                 $36
Earnings                                $(26.4)             $(2)           $1                $(4)
TEV 1 /EBITDA                               5X3            5.1X3         5.1X                5.5X
EBITDA/Interest                           1 .6X             2.4X         2.4X                2.7X
P/C                                       4.6X3            2.4X3        2.4X                 2.7X
P/E                                          NM               NM           NM                  NM

1  Assumes TEV of $365 MM.
2 Analysts' estimates based on commodity prices of $5/$26.50 for 2001 and $3.50/$25 for 2002. Assumes GWX merger completed in 3Q 2001.
3  Annualized.

Slide Number 13:
Stock is Undervalued
Net Asset Value (3/31/01)                                     Pro Forma GWX
                                                                   $MM2
Proved Reserves - PV10 1 (244 Bcfe)                                $488
Gas Plants3                                                          58
Acreage4                                                             53
Working Capital                                                     -14
Debt                                                               -268
Net Asset Value                                                    $317
Shares Outstanding                                                 29.9
Net Asset Value Per Share5                                       $10.60

Notes:

1 Year-end 2000 reserves,  $5.25/$25  price deck,  flat includes  future hedging losses.
2 Excludes third party engineered  probable  reserves of 154 Bcfe @ 12/31/00 and recent asset sales.
3 Value based on total through put (equity plus third party) of 57 MMcfpd; $0.35 avg. fee per Mcf and an 8 multiple
4 Based onthird party valuations ($75/acre)
5 NAV sensitivity + $0.25 per $.10 change in gas prices

Slide Number 14
Summary Highlights
o Focused natural gas story
o Operational success
o High impact exploration upsideo
o Shares represent real value with growth
Picture of scenic rig in Carolina, Alberta, Canada

Slide Number 15:
Last page has picture of rig with www.abraxaspetroleum.com across it.